January 13, 2005

Mail Stop 0409

Albert J. Gutierrez, CFA
President
Luminent Mortgage Capital, Inc.
909 Montgomery Street, Suite 500
San Francisco, CA 94133

	RE:	Luminent Mortgage Capital, Inc.
		Registration Statement on Form S-3
		File No. 333-121816
		Filed January 11, 2004

Dear Mr. Gutierrez:

      This is to advise you that we limited our review of the above registration statement to the following comments:

Fee Table

1. Revise your fee table to include the debt securities you intend to register.

Exhibits

2. Tell us why you have not filed the indebture relating to the debt securities.

*	*	*

      We will not conduct any further review of the registration statement aside from this matter. All persons who by statute are responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.

      As appropriate, please amend your registration statement in response to this comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions should be directed to Charito A. Mittelman, Attorney-Adviser, at (202) 942-2946.

Sincerely,


Elaine Wolff
Branch Chief

cc:	Fredrick W. Dreher, Esq. (via facsimile)


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Albert J. Gutierrez, CFA
Luminent Mortgage Capital, Inc.
January 13, 2005
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